                                                                    EXHIBIT 99.1

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                       ---------

Report of Independent Registered Public Accounting Firm                   F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006              F-3

Consolidated Statements of Operations
   for the years ended December 31, 2007, 2006 and 2005                   F-4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2007, 2006 and 2005                F-5 - F-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2007, 2006 and 2005                F-7 - F-8

Notes to Consolidated Financial Statements                             F-9 - F-29

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Inc.
("the Company") and its subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiary as of December 31, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 31, 2008

                                     F - 2

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                 2 0 0 7       2 0 0 6
                                                               ----------     ----------
                                                                    (IN THOUSANDS)
                                                               -------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $    7,291     $    4,775
  Short-term investments (Note 3)                                  17,233         18,317
  Trade accounts receivable                                           677          2,025
  Other receivables (Note 10)                                       2,284            422
  Prepaid expenses                                                    456            584
  Inventories (Note 4)                                              1,765          3,171
                                                               ----------     ----------
     Total current assets                                          29,706         29,294
                                                               ----------     ----------

LONG-TERM INVESTMENTS (Note 3)                                      2,200          5,520
                                                               ----------     ----------

SEVERANCE PAY FUND (Note 6)                                         2,534          1,955
                                                               ----------     ----------

PROPERTY AND EQUIPMENT, NET (Note 5)                                4,182          3,517
                                                               ==========     ==========
     Total assets                                              $   38,622     $   40,286
                                                               ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                       $    1,564     $    2,280
  Other payables and accrued expenses (Note 10)                     4,979          4,058
                                                               ----------     ----------
     Total current liabilities                                      6,543          6,338
                                                               ----------     ----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                      3,748          3,065
                                                               ----------     ----------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    24,377,232 and 20,653,826 shares as of
    December 31, 2007 and 2006, respectively)                         701            614
  Additional paid-in capital                                      154,703        133,119
  Accumulated other comprehensive income (loss)                        48            (52)
  Accumulated deficit                                            (117,236)       (92,913)
                                                               ----------     ----------
                                                                   38,216         40,768
                                                               ----------     ----------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2007 and 2006                                     (9,885)        (9,885)
                                                               ----------     ----------
  Total shareholders' equity                                       28,331         30,883
                                                               ==========     ==========
       Total liabilities and shareholders' equity              $   38,622     $   40,286
                                                               ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 3

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------
                                                       2 0 0 7          2 0 0 6          2 0 0 5
                                                     ------------     ------------     ------------
                                                     (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                     ----------------------------------------------

Revenues (Note 11)                                   $     10,166     $     14,476     $     14,529
                                                     ------------     ------------     ------------
Cost of revenues (Note 11):
  Costs and expenses                                        4,736            7,071            6,938
  Royalties to the Government of Israel (Note 7)              297              436              392
                                                     ------------     ------------     ------------
      Total cost of revenues                                5,033            7,507            7,330
                                                     ============     ============     ============

   GROSS PROFIT                                             5,133            6,969            7,199

Operating expenses:
  Gross research and development                           25,474           20,498           20,117
  Less - Royalty bearing and other grants                   2,598            2,882            3,477
                                                     ------------     ------------     ------------
  Research and development, net                            22,876           17,616           16,640
                                                     ------------     ------------     ------------
  Selling and marketing                                     5,427            4,892            5,765
  General and administrative                                2,451            1,985            2,254
  Non-cash compensation                                         -                -               17
                                                     ------------     ------------     ------------
      Total operating expenses                             30,754           24,493           24,676
                                                     ============     ============     ============

   OPERATING LOSS                                         (25,621)         (17,524)         (17,477)

Financial income, net                                       1,298            1,304            1,189
                                                     ------------     ------------     ------------

   NET LOSS                                          $    (24,323)    $    (16,220)    $    (16,288)
                                                     ============     ============     ============

Loss per ordinary share:
  Basic                                              $      (1.14)    $      (0.83)    $      (0.84)
                                                     ============     ============     ============
  Diluted                                            $      (1.14)    $      (0.83)    $      (0.84)
                                                     ============     ============     ============

Shares used in computing loss per ordinary share:
  Basic                                                21,319,262       19,625,316       19,350,625
                                                     ============     ============     ============
  Diluted                                              21,319,262       19,625,316       19,350,625
                                                     ============     ============     ============

    The accompanying notes are an integral part of the financial statements.

                                     F - 4

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                  ACCUMULATED
                                                  NUMBER OF    NUMBER OF                ADDITIONAL      DEFERRED      TREASURY       OTHER                      TOTAL
                                                 OUTSTANDING   TREASURY      SHARE        PAID-IN      STOCK-BASED     STOCK     COMPREHENSIVE  ACCUMULATED COMPREHENSIVE
                                                   SHARES       SHARES      CAPITAL       CAPITAL      COMPENSATION   (AT COST)   INCOME (LOSS)  DEFICIT     INCOME (LOSS)     TOTAL
                                                 ----------    --------    ----------    ----------     ----------     --------    ----------     --------    ----------     ----------

 BALANCE AT
    DECEMBER 31, 2004                            20,174,748     898,500    $      603    $  130,134     $      (20)    $ (9,885)   $     (137)    $(60,405)                  $   60,290

 Changes during 2005:
 Exercise of employee options                       183,625           -             4           673              -            -             -            -             -            677
 Deferred stock-based compensation related to
   stock option grants to consultants                     -           -             -             3             (3)           -             -            -             -              -
 Amortization of deferred stock-based
    Compensation                                          -           -             -             -             17            -             -            -             -             17
 Other comprehensive income:
   Unrealized loss on marketable securities               -           -             -             -              -            -           (91)           -           (91)           (91)
Loss for the year                                         -           -             -             -              -            -             -      (16,288)      (16,288)       (16,288)
                                                 ----------    --------    ----------    ----------     ----------     --------    ----------     --------    ----------     ----------
Total comprehensive loss                                                                                                                                      $  (16,379)
                                                                                                                                                              ==========

                                                 20,358,373     898,500    $      607    $  130,810     $       (6)    $ (9,885)   $     (228)    $(76,693)                  $   44,605
                                                 ==========    ========    ==========    ==========     ==========     ========    ==========     ========                   ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 5

                                  METALINK LTD.

   STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                                  ACCUMULATED
                                                NUMBER OF    NUMBER OF                  ADDITIONAL      DEFERRED     TREASURY         OTHER                         TOTAL
                                               OUTSTANDING    TREASURY       SHARE        PAID-IN      STOCK-BASED     STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                 SHARES        SHARES       CAPITAL       CAPITAL     COMPENSATION   (AT COST)     INCOME (LOSS)    DEFICIT     INCOME (LOSS)      TOTAL
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------

 BALANCE AT
    DECEMBER 31, 2005                          20,358,373       898,500    $      607    $  130,810    $       (6)   $   (9,885)    $     (228)    $  (76,693)                   $   44,605

 Changes during 2006:
 Exercise of employee options                     295,453             -             7         1,071             -             -              -              -              -          1,078
 Employee stock-based
   compensation                                         -             -             -         1,238             -             -              -              -              -          1,238
 Amortization of deferred stock-based
    Compensation                                        -             -             -             -             6             -              -              -              -              6
 Other comprehensive income:
   Unrealized gain on marketable securities             -             -             -             -             -             -            176              -            176            176
Loss for the year                                       -             -             -             -             -             -              -        (16,220)       (16,220)       (16,220)
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------
Total comprehensive loss                                                                                                                                          $  (16,044)
                                                                                                                                                                  ==========

 BALANCE AT
    DECEMBER 31, 2006                          20,653,826       898,500    $      614    $  133,119    $        -    $   (9,885)    $      (52)    $  (92,913)                   $   30,883
                                               ==========    ==========    ==========    ==========    ==========    ==========     ==========     ==========                    ==========

 Changes during 2007:
 Exercise of employee options                     523,406             -            13         2,156             -             -              -              -              -          2,169
 Employee stock-based
   compensation                                         -             -             -         1,494             -             -              -              -              -          1,494
 Issuance of shares (Note 8(A))                 3,200,000             -            74        17,934             -             -              -              -              -         18,008
 Other comprehensive income:
   Unrealized gain on marketable securities             -             -             -             -             -             -             57              -             57             57
   Change in fair market value of hedging
     derivatives                                        -             -             -             -             -             -             43              -             43             43
Loss for the year                                       -             -             -             -             -             -              -        (24,323)       (24,323)       (24,323)
                                               ----------    ----------    ----------    ----------    ----------    ----------     ----------     ----------     ----------     ----------
Total comprehensive loss                                                                                                                                          $  (24,223)
                                                                                                                                                                  ==========
 BALANCE AT
    DECEMBER 31, 2007                          24,377,232       898,500    $      701    $  154,703    $        -    $   (9,885)    $       48     $ (117,236)                   $   28,331
                                               ==========    ==========    ==========    ==========    ==========    ==========     ==========     ==========                    ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 6

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------
                                                     2 0 0 7        2 0 0 6        2 0 0 5
                                                    ----------     ----------     ----------
                                                                 (IN THOUSANDS)
                                                    ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                            $  (24,323)    $  (16,220)    $  (16,288)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                4,238          7,154          4,339
                                                    ----------     ----------     ----------
NET CASH USED IN OPERATING ACTIVITIES                  (20,085)        (9,066)       (11,949)
                                                    ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and
  certificates of deposits                             (44,794)       (34,492)       (14,648)
Proceeds from maturity and sales of marketable
  debt securities and certificates of deposits          49,181         41,366         22,091
Proceeds from disposal of property and equipment            12              -              -
Purchase of property and equipment                      (1,975)        (1,245)        (1,276)
                                                    ----------     ----------     ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                2,424          5,629          6,167
                                                    ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise
  of options, net                                       20,177          1,078            677
                                                    ----------     ----------     ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES               20,177          1,078            677
                                                    ==========     ==========     ==========

Increase (decrease) in cash and cash equivalents         2,516         (2,359)        (5,105)
Cash and cash equivalents at beginning of year           4,775          7,134         12,239
                                                    ----------     ----------     ----------
Cash and cash equivalents at end of year            $    7,291     $    4,775     $    7,134
                                                    ==========     ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 7

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      2 0 0 7        2 0 0 6       2 0 0 5
                                                    ----------     ----------    ----------
                                                                 (IN THOUSANDS)
                                                    ---------------------------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                     $    1,302     $    1,591    $    2,004
  Amortization of marketable debt securities
   and deposit premium and accretion of discount            57            176           577
  Increase in accrued severance pay, net                   104            165             6
  Employee stock-based compensation                      1,494          1,244            17
  Capital (gain) loss                                       (4)             -           155

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                              1,348            855         1,348
  Other receivables and prepaid expenses                (1,674)         1,207           797
  Inventories                                            1,406          1,079           611
Increase (decrease) in liabilities:
  Trade accounts payable                                  (716)           641          (684)
  Other payables and accrued expenses                      921            196          (492)
                                                    ----------     ----------    ----------

                                                    $    4,238     $    7,154    $    4,339
                                                    ==========     ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                                     F - 8

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products in Asia, Europe and North
     America.

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with U.S.
     generally accepted accounting principles.

     A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

          The reporting currency of the Company is the U.S. dollar ("dollar" or
          "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

          Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard
          ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

     C.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

     D.   CASH EQUIVALENTS

          Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

                                     F - 9

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     E.   MARKETABLE DEBT SECURITIES

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in
          Debt and Equity Securities" ("SFAS 115").

          Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.
          Held-to-maturity securities include debt securities for which the
          Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

          As of December 31, 2007 and 2006 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders'
          equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2007 and
          2006 no amounts for doubtful accounts were required.

     G.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined as follows:

          Raw materials, components and finished products - on the moving average basis.

          Work-in-process - on the basis of actual manufacturing costs.

     H.   PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

          Computers and equipment                                  3-7 years
          Furniture and fixtures                                  10-15 years

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

                                     F - 10

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     H.   PROPERTY AND EQUIPMENT (Cont.)

          The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

     I.   REVENUE RECOGNITION

          The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     J.   RESEARCH AND DEVELOPMENT EXPENSES

          Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

     K.   DEFERRED INCOME TAXES

          Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for
          Income Taxes" ("SFAS 109").

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 204,399,
          355,708 and 286,913 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2007, 2006 and
          2005, respectively due to the anti-dilutive effect.

                                     F - 11

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          In January 2006, the Company initially adopted SFAS No. 123(R),
          "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December
          31, 2007 and 2006 includes $1,494 and $1,238 of compensation expenses related to the Company's share-based compensation awards,
          respectively. Until the initial adoption of SFAS No. 123(R) the
          Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and in
          accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005 in accordance with the provisions of SFAS No. 123 ("SFAS
          123"), as amended by SFAS No. 148 "Accounting for Stock-Based
          Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:

                                          2 0 0 5
                                         ----------
                                       (IN THOUSANDS)
                                         ----------

PRO FORMA NET LOSS
Net loss for the year, as reported       $  (16,288)
Add - stock-based compensation
 determined under SFAS 123                   (2,000)
                                         ----------
Pro forma net loss                       $  (18,288)
                                         ==========

BASIC AND DILUTED NET LOSS PER SHARE
As reported                              $    (0.84)
                                         ==========
Pro forma                                $    (0.95)
                                         ==========

                                     F - 12

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (CONT.)

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in 2007 and in 2006 and SFAS 123 in 2005, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2007, 2006 and 2005 (all in weighted averages):

                              2 0 0 7         2 0 0 6         2 0 0 5
                             ----------      ----------      ----------

Risk-free interest rate            4.26%           4.69%           4.33%
Expected life (in years)           2.43            2.95            3.25
Expected volatility (*)              32%             42%             48%
Expected dividend yield            none            none            none

          After the release of Staff Accounting Bulletin (SAB) 107 of the U.S.
          Securities and Exchange Commission (SEC) in the first quarter of 2006, the Company reevaluated the assumptions used to estimate the fair value of employee stock options granted. The Company began using the simplified calculation of expected life, described in SAB 107, due to changes in contractual life of current option grants compared to the
          Company's historical grants. The Company believes that this calculation provides a reasonable estimate of expected life for the
          Company's employee stock options. No adjustments to previous years assumptions have been made.

          (*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

                                     F - 13

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     N.   CONCENTRATIONS OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

          (i)  As of December 31, 2007 and 2006, the Company had cash and cash equivalents, short-term and long-term investments totaling
               $26,724 and $28,612, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds and U.S. quasi-governmental
               agencies. Accordingly, limited credit risk exists with respect to this item.

          (ii) Most of the Company's revenues are generated in Asia, Europe and
               North America from a small number of customers (see Note 11). The
               Company generally does not require security from its customers.

     O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

          Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the
          Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

     P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

                                     F - 14

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     Q.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     R.   DERIVATIVE FINANCIAL INSTRUMENTS

          SFAS No. 133, "Accounting for Derivative Instruments and Hedging
          Activities" as amended, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

          See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

     S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In December 2007, the FASB issued FASB 141(R), "Business Combinations"
          of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

          In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way--as equity in the consolidated financial statements. Moreover,
          Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

          Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of these standards will have material impact on our consolidated financial statements.

                                     F - 15

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 -INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                             DECEMBER 31,
                                     -----------------------------
                                        2 0 0 7         2 0 0 6
                                     ------------     ------------
                                            (IN THOUSANDS)
                                     -----------------------------

Corporate bonds                      $     16,724     $     10,126
U.S. quasi-governmental agencies                -            3,030
Certificates of deposit                       509            5,161
                                     ------------     ------------
                                     $     17,233     $     18,317
                                     ============     ============

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                              DECEMBER 31,
                                     -----------------------------
                                        2 0 0 7         2 0 0 6
                                     ------------     ------------
                                            (IN THOUSANDS)
                                     -----------------------------

Auction Rate Securities (ARS)        $      2,200     $      4,025
Corporate bonds                                 -            1,495
                                     ------------     ------------
                                     $      2,200     $      5,520
                                     ============     ============

          As of December 31, 2007 the aggregate maturities of marketable debt securities and deposits are as follows:

                                     (IN THOUSANDS)
                                         -----

          ARS (*)                        2,200

          (*) The contractual maturities of the ARS are in 2027, 2043 and in
          2045. As of the date of the issuance of the financial statements
          $1,400 of the Company's ARS's have been realized out of the total
          $2,200.

          As of December 31, 2007 and 2006, all the investments are classified in accordance with SFAS 115 as available-for-sale. As of December 31,
          2007 the company's available-for-sale securities are in a total net gain position of $5 (composed of a gain of $11 set of by a loss of
          $6).

                                     F - 16

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 -INVENTORIES

     Comprised as follows:

                                                        DECEMBER 31,
                                               -----------------------------
                                                 2 0 0 7          2 0 0 6
                                               ------------     ------------
                                                      (IN THOUSANDS)
                                               -----------------------------

Raw materials and components                   $        517     $        994
Work-in-process                                          11              201
Finished products                                     1,237            1,976
                                               ------------     ------------
                                               $      1,765     $      3,171
                                               ============     ============

     The balances are net of write-downs of $1,240 and $1,624 as of December 31,
     2007 and 2006, respectively.

NOTE 5 -PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                        DECEMBER 31,
                                               -----------------------------
                                                 2 0 0 7           2 0 0 6
                                               ------------     ------------
                                                      (IN THOUSANDS)
                                               -----------------------------

Cost:
 Computers and equipment                       $     13,994     $     12,177
 Furniture and fixtures                                 610              596
 Leasehold improvements                               1,389            1,336
                                               ------------     ------------
                                               $     15,993     $     14,109
                                               ============     ============
Accumulated depreciation and amortization:
 Computers and equipment                       $     10,677     $      9,708
 Furniture and fixtures                                 275              224
 Leasehold improvements                                 859              660
                                               ------------     ------------
                                               $     11,811     $     10,592
                                               ============     ============
Property and equipment, net                    $      4,182     $      3,517
                                               ============     ============

                                     F - 17

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 -ACCRUED SEVERANCE PAY, NET

     The Company's liability for severance pay is calculated in accordance with
     Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to
     November 2006 the Company adopted the provisions of Section No.14 of the
     Severance Compensation Act, 1963 ("Section 14"). Section 14 allows the
     Company to make deposits in the severance pay funds according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     The severance pay expenses for the years ended December 31, 2007, 2006 and
     2005 were $961, $768, and $817, respectively.

     The Company has no liability for pension expenses to its employees.

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i)  The Company is committed to pay royalties to the Government of
               Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at
               LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2007 was
               $24,639.

               The research and development grants are presented in the
               statements of operations as an offset to research and development expenses.

               The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

               Royalty expenses to the Government of Israel for the years ended
               December 31, 2007, 2006 and 2005 were $297, $436 and $392, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to
               incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2007,
               2006 and 2005 were $188, $197 and $254, respectively.

                                     F - 18

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS

          (i)  The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2009. In addition, the premises of the subsidiary in the United States is rented under an
               operating lease agreement expiring in October 2012.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2007, are as follows:

               YEAR                                                   $
               ----                                                 -----

               2008                                                 1,270
               2009                                                 1,235
               2010 and thereafter                                  1,064

               The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $238.

               Total rent expenses for the years ended December 31, 2007, 2006 and 2005 were $1,126, $905 and $1,121, respectively.

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2010. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $161 as of December 31, 2007. Lease expenses for the years ended December 31, 2007, 2006 and 2005, were $1,224, $1,066 and $1,019, respectively.

                                     F - 19

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 -COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     C.   LEGAL CLAIM

          In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the
          Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the
          Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, the
          Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

          In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.

          Both parties have filed their pleadings, and they are litigating motions regarding discovery and questionnaires.

          The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the
          Company will necessarily prevail, due to the inherent uncertainties in litigation.

NOTE 8 -SHARE CAPITAL

     A.   In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the
          Over-the-counter market and are listed on the NASDAQ National Market.

          In March 2000, the Company completed a second public offering in the
          United States and issued 1,500,000 ordinary shares for net proceeds of
          $62,702.

          Since December 2000, the shares of the Company are also traded on the
          Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of
          Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31,
          2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. The Company has not purchased any of its ordinary shares following the April 2005 approval.

          In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the
          Company agreed to sell 3,200,000 ordinary shares at $6.00 per share.
          The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments).

                                     F - 20

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

     B.   EMPLOYEE STOCK PURCHASE PLAN

          During 2000, the Board of Directors approved an Employee Stock
          Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing
          2001 equal to the lesser of 140,000 shares or 3/4% of the outstanding shares on such date or a lesser amount determined by the Board of
          Directors.

          Any employee of the Company is eligible to participate in the ESPP.
          Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding
          $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31,
          2010, unless terminated earlier by the Board of Directors. As of
          December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

          In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

     C.   STOCK OPTIONS

          (i)  Under the Company's six Stock Option Plans (the "Plans"), up to
               10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

          (ii) Pursuant to the Plans, as of December 31, 2007, an aggregate of
               3,229,008 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted subsequent to 2005 expire after 4 years.

          (iv) In October 2007, the Board of Directors of the Company allowed the grant of Restricted Stock Units ("RSU") under each of the
               Company's Plans. RSU is a right to receive a share of the
               Company, under certain provision, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a
               precondition to any receipt of such share. In 2007 the Company granted 10,000 RSU.

                                     F - 21

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of
          December 31, 2007, 2006 and 2005 and changes during the years then ended are as follows:

                                     DECEMBER 31, 2007              DECEMBER 31, 2006            DECEMBER 31, 2005
                                --------------------------     --------------------------     -------------------------
                                                  WEIGHTED                     WEIGHTED                        WEIGHTED
                                                  AVERAGE                       AVERAGE                        AVERAGE
                                                  EXERCISE                     EXERCISE                        EXERCISE
                                  SHARES           PRICE         SHARES          PRICE         SHARES           PRICE
                                ----------      ----------     ----------      ----------     ----------      ----------

Options outstanding at
   beginning of year             3,761,629      $     4.46      4,128,676      $     5.86      3,316,703      $     6.54
Granted during year              1,608,100            6.66        440,200            5.50      1,795,493            4.74
Forfeited during year             (317,925)           5.54       (537,244)           6.28       (799,895)           6.67
Exercised during year             (518,406)           4.13       (270,003)           3.68       (183,625)           3.58
                                ----------                     ----------                     ----------

Outstanding at end of year       4,533,398            6.41      3,761,629            5.91      4,128,676            5.86
                                ==========                     ==========                     ==========

Options exercisable at end
   of year                       2,344,223            6.64      2,319,364            6.50      2,261,666            6.74
                                ==========                     ==========                     ==========

Weighted average fair
   value of options granted
   during year                  $     1.85                     $     1.87                     $     1.79
                                ==========                     ==========                     ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2007:

                                  OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ------------------------------------------------      ------------------------------
                                        WEIGHTED
                       NUMBER            AVERAGE          WEIGHTED           NUMBER          WEIGHTED
                   OUTSTANDING AT       REMAINING         AVERAGE        EXERCISABLE AT      AVERAGE
                     DECEMBER 31,      CONTRACTUAL        EXERCISE         DECEMBER 31,      EXERCISE
EXERCISE PRICE          2007         LIFE (IN YEARS)       PRICE              2007             PRICE
--------------      ------------      ------------      ------------      ------------      ------------

$ 0.00 - 2.66            192,023             12.89      $       1.00           182,023      $       1.06
$ 2.76 - 3.28             56,400              4.18              3.08            56,400              3.08
$ 3.39 - 4.00            112,226              1.43              3.94           111,884              3.94
$ 4.04 - 5.00          1,339,523              2.89              4.68           935,990              4.66
$ 5.04 - 7.00          1,638,450              3.51              6.23           288,050              6.02
$ 7.01 - 8.95            741,642              3.05              7.45           316,742              7.66
$ 9.00 - 22.06           453,134              2.77             13.76           453,134             13.76
                    ------------                                          ------------
                       4,533,398              3.53              6.41         2,344,223              6.64
                    ============                                          ============

                                     F - 22

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 -SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2007, 252,000 options have been granted (30,000 in 2007, 6,000 in 2006 and 1,000 in 2005) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF
          96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of
          2.6%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to five years.

NOTE 9 -TAXES ON INCOME

     A.   TAXATION UNDER VARIOUS LAWS

          (i)  The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary
               Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

          (ii) "Approved Enterprise"

               The production facilities of the Company have been granted
               "Approved Enterprise" status in two separate programs under the
               Law for the Encouragement of Capital Investments, 1959, as
               amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from
               commencement of production or fourteen years from the date of the approval. As of December 31, 2007, the period of benefits had not yet commenced.

               Income derived from sources other than the "Approved Enterprise"
               is taxable at the ordinary corporate tax rate of 29% in 2007
               (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (27% in 2008 and 26% in
               2009).

               In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the
               Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                     F - 23

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 -TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS

                                                         YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                                                2 0 0 7          2 0 0 6            2 0 0 5
                                              ----------        ----------        ----------
                                                              (IN THOUSANDS)
                                              ----------------------------------------------

Israeli company                               $  (24,512)       $  (16,310)       $  (16,451)
U.S. subsidiary                                      189                90               163
                                              ----------        ----------        ----------
                                              $  (24,323)       $  (16,220)       $  (16,288)
                                              ==========        ==========        ==========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in
          Israel and the effective income tax rate:

                                                          YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                                                2 0 0 7          2 0 0 6            2 0 0 5
                                              ----------        ----------        ----------
                                                              (IN THOUSANDS)
                                              ----------------------------------------------

Net loss as reported in the
   consolidated statements of operations      $  (24,323)       $  (16,220)       $  (16,288)
Statutory tax rate                                    29%               31%               34%
Income Tax under statutory tax rate           $   (7,054)       $   (5,028)       $   (5,538)

 Tax benefit arising from the Approved
   Enterprise                                      6,128             4,160             4,771
Increase in valuation allowance                      459             1,401               453
Permanent differences, net                           467              (533)              314
                                              ----------        ----------        ----------

Actual income tax                             $        -        $        -        $        -
                                              ==========        ==========        ==========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                   2 0 0 7            2 0 0 6
                                                                 ------------      ------------
                                                                         (IN THOUSANDS)
                                                                 ------------------------------

Net operating loss carry forwards in Israel                      $      5,702      $      5,092
Net operating loss carry forwards of non-Israeli subsidiary             1,200             1,378
Other allowances                                                          767               845
                                                                 ------------      ------------
       Total gross deferred tax assets                                  7,669             7,315
Less - Valuation allowance                                              7,669             7,315
                                                                 ------------      ------------
       Total deferred tax asset                                  $          -      $          -
                                                                 ============      ============

                                     F - 24

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 -TAXES ON INCOME (Cont.)

     D.   DEFERRED TAXES (Cont.)

          Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

          Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

          Tax loss carryforwards of the Company totaling $142,551 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,529 expire between 2017 and 2022.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

     F.   FASB INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME
          TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48")

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company adopted the provisions of
          FIN 48 in 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

                                     F - 25

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 -SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                                   DECEMBER 31,
                                                                          ------------------------------
                                                                             2 0 0 7           2 0 0 6
                                                                          ------------      ------------
                                                                                  (IN THOUSANDS)
                                                                          ------------------------------

Research and development participation from the Government of Israel      $      1,950      $        187
Interest receivable on long- term investments                                        7                15
Loan to former employee (*)                                                        132               132
Others                                                                             195                88
                                                                          ------------      ------------
                                                                          $      2,284      $        422
                                                                          ============      ============

          (*)  Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the
               Company. For further details see Note 7C.

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                                                                   DECEMBER 31,
                                                                          ------------------------------
                                                                             2 0 0 7           2 0 0 6
                                                                          ------------      ------------
                                                                                  (IN THOUSANDS)
                                                                          ------------------------------

Payroll and related amounts                                               $      3,055      $      2,352
Accrued expenses                                                                 1,409               930
Royalties to the Government of Israel                                              118               237
Others                                                                             397               539
                                                                          ------------      ------------
                                                                          $      4,979      $      4,058
                                                                          ============      ============

                                     F - 26

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A.   GEOGRAPHIC INFORMATION

          The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                        YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                2 0 0 7         2 0 0 6         2 0 0 5
                                               ----------      ----------      ----------
                                                             (IN THOUSANDS)
                                               ------------------------------------------

REVENUES:
Korea                                          $    1,051      $    4,070      $    2,351
Malaysia                                                -               -           2,200
Israel                                              2,023           2,185           2,021
Taiwan                                                  -               -           1,762
United States                                       2,284           1,517           1,049
Other foreign countries (mainly European)           4,808           6,704           5,146
                                               ----------      ----------      ----------
                                               $   10,166      $   14,476      $   14,529
                                               ==========      ==========      ==========

                                                              DECEMBER 31,
                                               ------------------------------------------
                                                2 0 0 7         2 0 0 6          2 0 0 5
                                               ----------      ----------      ----------
                                                             (IN THOUSANDS)
                                               ------------------------------------------

LONG-LIVED ASSETS:
Israel                                         $    3,279      $    3,203      $    3,404
Taiwan                                                583               -               -
United States                                         320             314             459
                                               ----------      ----------      ----------
                                               $    4,182      $    3,517      $    3,863
                                               ==========      ==========      ==========

                                     F - 27

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B.   SALES TO MAJOR CUSTOMERS

          The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                               2 0 0 7          2 0 0 6          2 0 0 5
                                             ----------       ----------        ----------

Customer A                                           (*)              (*)               16%
Customer B                                           17%              13%               15%
Customer C                                           19%              14%               13%
Customer D                                           (*)              13%               12%
Customer E                                           13%              12%               (*)
Customer F                                           20%              (*)               (*)

          (*)  Less than 10%.

     C.   COST OF REVENUES:

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                              2 0 0 7          2 0 0 6           2 0 0 5
                                             ----------       ----------        ----------
                                                            (IN THOUSANDS)
                                             ---------------------------------------------

Materials and production expenses            $    3,004       $    6,906        $    4,209
Salaries, wages and  employee benefits              440              294               324
Depreciation and amortization                        43              176               563
Other manufacturing costs                           320              448               388
                                             ----------       ----------        ----------
                                                  3,807            7,824             5,484
Decrease (increase) in finished
   products and work-in-process                     929             (753)            1,454
                                             ----------       ----------        ----------
                                                  4,736            7,071             6,938
Royalties to the Government of Israel               297              436               392
                                             ----------       ----------        ----------
                                             $    5,033       $    7,507        $    7,330
                                             ==========       ==========        ==========

                                     F - 28

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 -RELATED PARTIES

          Payroll and related amounts to related parties in 2007, 2006 and 2005 were $253, $246 and $244, respectively.

NOTE 13 -DERIVATIES FINANCIAL INSTRUMENTS

          In 2007, the Company entered into currency-forward and zero cost
          Collar transactions (NIS/dollar) of $5,000 with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5,000. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match and as such recorded in 2007 $43 as change in fair market value of hedging activities in "Other Comprehensive
          Income" relating to the unsettled transactions as of December 31,
          2007.

                                     F - 29